

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

May 4, 2010

<u>**via U.S. mail and facsimile**</u>
Salvatore D. Fazzolari, Chief Executive Officer
Harsco Corporation
350 Poplar Church Road
Camp Hill, Pennsylvania 17011

> **RE: Harsco Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Definitive Proxy filed March 24, 2010**
> **File No. 001-03970**

Dear Mr. Fazzolari:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 3

1. Your disclosure in paragraph 1(ix) on page 8 regarding your business' competitive environment and your competitive position within the industry is quite limited. In future filings please expand your disclosure to comply with Item 101(c)(1)(x) of Regulation S-K, to discuss among other things, an estimate of the number of competitors and your competitive position, if known or reasonably available to you, by giving separate consideration to principal products or services in any given segment.

Summary of Significant Accounting Policies, page 61

2. In your Form 10-Q for the nine months ended September 30, 2009, you discuss the out-of-period adjustments impacting after-tax income by $9 million. In the Form 10-K you disclose an impact of $4 million from out-of-period adjustments. Although you include the $9 million or $0.11 per diluted share amount in your disclosure in Note 1 on page 61, it is not clear how these numbers relate. It appears you may be netting additional out-of-period errors identified in the fourth quarter with the errors discussed in your third quarter 10-Q. Please clarify in your supplemental response. Also provide us with an expanded discussion of these errors and how they occurred. For example, clarify how the failure to invoice on a timely basis impacted revenue recognition or resulted in the errors and discuss the impact of the failure to receive an advance customer agreement. Finally, please provide us with your qualitative and quantitative materiality analysis that supports your conclusion in the third quarter that the misstatement was immaterial. This analysis should quantify the impact on the affected quarters and annual periods and consider the criteria discussed in SAB Numbers 99 and 108.

Item 15. Exhibits, Financial Statement Schedules, page 108

3. Please be advised that no document on file with the Commission for more than five years may be incorporated by reference, subject to certain limited exceptions. Refer to Item 10(d) of Regulation S-K. For example, we note that Exhibit and 10(l) has been on file with the Commission for more than five years, is not available on Edgar, and does not appear to satisfy any of the exceptions listed in Item 10(d). Please advise or revise accordingly in future filings.

4. We note that you have not filed the schedules and exhibits to the Three-Year Credit Agreement (Exhibit 10(g)). Please file a complete copy of this agreement with your next Exchange Act report. In addition, in future filings and to extent applicable, please correct the date of the Form 8-K to reflect December 17, 2009 as the actual filing date.

Definitive Proxy Statement on Schedule 14A filed on March 24, 2010

Executive Compensation, page 24

Target Annual Incentive Payouts, page 34

5. We note that the maximum target bonus percentage for Mr. Neuffer is 136%. Supplementally, please tell us how you calculated Mr. Neuffer's bonus which equaled 185% of his target.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief